TWO HARBORS INVESTMENT CORP.
Subsidiaries of Registrant
The following are significant subsidiaries of Two Harbors Investment Corp. as of December 31, 2012:

Name	State of Incorporation	% of Securities Owned
Capitol Acquisition Corp.	Delaware	100%
Two Harbors Operating Company LLC	Delaware	100%
TH Asset Holdings LLC	Delaware	100%
TH Mortgage Opportunity Corp.	Delaware	100%
TH TRS Corp.	Delaware	100%
Two Harbors Asset I, LLC	Delaware	100%